

02007763

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8- 44422

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

MAIL PROCESSING RECEIVED MAR 1 1 2002 WASH. D.C. 143 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
CCBT Brokerage Direct, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

307 Main Street
(No. and Street)

Hyannis (City) MA (State) 02601 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James M. LeBlanc (508)862-6439
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Wolf & Company, P.C.
(Name — *if individual, state last, first, middle name*)

One International Place (Address) Boston (City) MA (State) 02110-2618 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 8 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, James M. LeBlanc, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CCBT Brokerage Direct, Inc., as of December 31, ~~19~~ 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

President

Title



Notary Public

STANLEY W. HODKINSON, Notary Public
My Commission Expires April 12, 2002

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WOLF
& COMPANY, P.C.

Certified Public Accountants
and Business Consultants

CCBT BROKERAGE DIRECT, INC.

FINANCIAL STATEMENTS
AND
SUPPLEMENTAL INFORMATION

Years Ended December 31, 2001 and 2000

TABLE OF CONTENTS

One International Place • Boston, Massachusetts • 02110-2618 • Phone 617-439-9700 • Fax 617-439-0476

1500 Main Street • Springfield, Massachusetts • 01115 • Phone 413-747-9042 • Fax 413-739-5149

www.wolfandco.com

WOLF
& COMPANY, P.C.

Certified Public Accountants
and Business Consultants

INDEPENDENT AUDITORS' REPORT

The Board of Directors
CCBT Brokerage Direct, Inc.
Hyannis, Massachusetts

We have audited the accompanying statement of financial condition of CCBT Brokerage Direct, Inc. as of December 31, 2001, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of CCBT Brokerage Direct, Inc. as of and for the year ended December 31, 2000, were audited by other auditors whose report dated February 5, 2001, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2001 financial statements referred to above present fairly, in all material respects, the financial position of CCBT Brokerage Direct, Inc. as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Wolf & Company, P.C.

Boston, Massachusetts
January 30, 2002

One International Place • Boston, Massachusetts • 02110-2618 • Phone 617-439-9700 • Fax 617-439-0476
1500 Main Street • Suite 1908 • Springfield, Massachusetts • 01115 • Phone 413-747-9042 • Fax 413-739-5149
www.wolfandco.com

CCBT BROKERAGE DIRECT, INC.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2001 and 2000

ASSETS

	2001	2000
Cash	$ 33,872	$ 42,664
Cash deposits with clearing organization	557,687	519,816
Total cash and cash equivalents	591,559	562,480
Commissions receivable	64,602	65,910
Investment in NASD, at cost	5,900	5,900
Equipment, at cost, less accumulated depreciation of $60,669 and $58,274	7,217	3,757
	$669,278	$638,047

LIABILITIES AND STOCKHOLDER'S EQUITY

	2001	2000
Income taxes payable due to affiliate	$157,114	$ 55,759
Accounts payable and accrued expenses	114,714	64,441
Total liabilities	271,828	120,200
Stockholder's equity:		
Common stock, $30 par value, 15,000 shares authorized; 1,000 shares issued	30,000	30,000
Additional paid-in capital	420,000	420,000
Retained earnings (deficit)	(52,550)	67,847
Total stockholder's equity	397,450	517,847
	$669,278	$638,047

See accompanying notes to financial statements.

CCBT BROKERAGE DIRECT, INC.

STATEMENTS OF INCOME

Years Ended December 31, 2001 and 2000

	2001	2000
Revenues:		
Commissions	$1,004,838	$1,032,581
Investment advisory income	306,363	-
Other	12,867	31,124
	1,324,068	1,063,705
Expenses:		
Employee compensation and employee benefits	563,191	329,800
Clearing broker fees	319,883	281,771
Management fee	39,000	39,000
Depreciation and amortization	2,394	3,421
Postage and supplies	14,970	13,987
Professional services	13,074	18,656
Regulatory fees	13,350	9,895
Other operating expenses	49,477	45,543
	1,015,339	742,073
Income before income taxes	308,729	321,632
Provision for income taxes	129,126	132,432
Net income	$ 179,603	$ 189,200

See accompanying notes to financial statements.

CCBT BROKERAGE DIRECT, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

Years Ended December 31, 2001 and 2000

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at December 31, 1999	$30,000	$ 420,000	$ 278,647	$728,647
Net income	-	-	189,200	189,200
Dividends paid to parent	-	-	(400,000)	(400,000)
Balance at December 31, 2000	30,000	420,000	67,847	517,847
Net income	-	-	179,603	179,603
Dividends paid to parent	-	-	(300,000)	(300,000)
Balance at December 31, 2001	$30,000	$ 420,000	$ (52,550)	$397,450

See accompanying notes to financial statements.

CCBT BROKERAGE DIRECT, INC.

STATEMENTS OF CASH FLOWS

Years Ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities:		
Net income	$ 179,603	$ 189,200
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation and amortization	2,394	3,421
Decrease (increase) in commissions receivable	1,308	(6,288)
Increase (decrease) in income tax payable	101,355	(123,646)
Increase in accounts payable and accrued expenses	50,273	285
Net cash provided by operating activities	334,933	62,972
Cash flows from investing activities:		
Investment in NASD	-	(5,900)
Purchase of equipment	(5,854)	-
Net cash used by investing activities	(5,854)	(5,900)
Cash flows from financing activities:		
Cash dividends paid on common stock	(300,000)	(400,000)
Net change in cash and cash equivalents	29,079	(342,928)
Cash and cash equivalents at beginning of year	562,480	905,408
Cash and cash equivalents at end of year	$ 591,559	$ 562,480
Supplementary information:		
Income taxes paid	$ 27,771	$ 256,078

See accompanying notes to financial statements.

CCBT BROKERAGE DIRECT, INC.

NOTES TO FINANCIAL STATEMENTS

Years Ended December 31, 2001 and 2000

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Background

CCBT Brokerage Direct, Inc. (the "Company"), a wholly-owned subsidiary of the CCBT Financial Companies, Inc. ("CCBT") was established in September 1991 and is a broker-dealer registered with the Securities and Exchange Commission.

The Company introduces all transactions and accounts of customers to another registered broker/dealer that carries such accounts on a fully disclosed basis. The Company does not receive customer securities or customer funds. Accordingly, the Company is exempt from the Securities and Exchange Commission's rule 15c3-3 under the exemptive provision of (k)(2)(ii). The Company has no liabilities subordinated to the claims of general creditors.

Use of estimates

In preparing financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that effect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment in NASD

The Company is a member of the National Association of Securities Dealers ("NASD"). NASD is a self-regulatory organization for the securities-industry in the United States. Investment in NASD is an equity investment through private placement reported at cost.

Equipment

Equipment is carried at cost, less accumulated depreciation computed on the straight-line method over the estimated useful lives of the assets.

Income taxes

The Company is included in the consolidated federal income tax return filed by its parent. Federal income taxes are calculated as if the Company filed a separate federal income tax return, and the amount of current tax or benefit calculated is either remitted to or received from the parent. The Company files its own state tax return. The amount of current taxes payable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates.

CCBT BROKERAGE DIRECT, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (concluded)

Commission revenues

Commission revenues and related clearing expenses are recorded on a settlement date basis.

Investment advisory income

Investment advisory fees are received quarterly but are recognized as earned on a pro rata basis over the term of the contract.

Advertising costs

Advertising costs are expensed as incurred.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2001 and 2000, the Company had net capital of $338,080 and $474,294, respectively, which was $288,080 and $424,294, respectively, in excess of its required net capital of $50,000. The Company's net capital ratio was .80 to 1 and .25 to 1 at December 31, 2001 and 2000, respectively.

3. EMPLOYEE BENEFITS

The Company participates in the defined contribution Profit Sharing Retirement Plan of CCBT which covers substantially all employees following two years of service. Each year, the Company contributes amounts equal to 8% of each participant's compensation plus 4.3% of compensation over one-half the social security wage base. Profit sharing retirement expense for the years ended December 31, 2001 and 2000 amounted to $42,797 and $15,000, respectively.

The Company also participates in CCBT's Profit Incentive Plan. Expenses applicable to this plan for the years ended December 31, 2001 and 2000 amounted to $39,945 and $15,000, respectively.

CCBT BROKERAGE DIRECT, INC.

NOTES TO FINANCIAL STATEMENTS (Concluded)

4. INCOME TAXES

Allocation of federal and state income taxes is as follows:

	Years Ended December 31,	
	2001	2000
Current provision:		
Federal	$ 96,709	$ 101,877
State	32,417	30,555
	$ 129,126	$ 132,432

The reasons for the differences between the statutory federal income tax and the actual tax provision are summarized as follows:

	Years Ended December 31,	
	2001	2000
Tax at statutory rate (35%)	$ 108,055	$ 112,570
Increase resulting from:		
State taxes, net of federal tax benefit	21,071	19,862
Provision for income taxes	$ 129,126	$ 132,432

5. RELATED PARTY TRANSACTIONS

The Company has entered into an agreement with CCBT for which the Company is required to pay CCBT a monthly management fee in consideration for rent and administrative services. For the years ended December 31, 2001 and 2000, management fees of $39,000 were paid to CCBT for both years.

The Company participates in the benefit plans of CCBT, as disclosed in Note 3. During 2001 and 2000, the Company made payments to CCBT of $33,093 and $36,089, respectively, as reimbursement of their benefit costs.

During 2001 and 2000, CCBT made payments to the Company of $9,000 and $18,000, respectively, as reimbursement of salary expenses incurred by the Company for an employee performing services on behalf of CCBT's subsidiary. In addition, during 2000, CCBT made payments to the Company of $60,819 for the use of the its computer system and $18,300 for trading services performed for a subsidiary of CCBT.

Cash reflected on the Company's balance sheet of $33,872 and $42,664 at December 31, 2001 and 2000, respectively, is held on deposit at CCBT.

Schedule I

CCBT BROKERAGE DIRECT, INC.

COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2001 and 2000

	2001	2000
Net Capital		
Total stockholder's equity	$397,450	$517,847
Less: Nonallowable assets for net capital	49,216	34,157
Total stockholder's equity qualified for net capital	348,234	483,690
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))	10,154	9,396
Net capital	$338,080	$474,294
Aggregate Indebtedness		
Items included in statement of financial condition:		
Income taxes payable	$157,114	$ 55,759
Accrued expenses	114,714	64,441
Total aggregate indebtedness	$271,828	$120,200
Computation of Basic Net Capital Requirement		
Minimum net capital required	$ 50,000	$ 50,000
Excess net capital	$288,080	$424,294
Ratio: Aggregate indebtedness to net capital	.80 to 1	.25 to 1

Schedule I
(concluded)

CCBT BROKERAGE DIRECT, INC.

COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

As of December 31, 2001 and 2000

A reconciliation of the net capital computation included herein with the capital computation included in the Focus Reports as of December 31, 2001 and 2000 is as follows:

	2001	2000
Total Capital		
Total capital per the Focus Report	$416,366	$517,847
Adjustment for the under accrual of expenses	(28,745)	-
Adjustment for over accrual of income taxes	9,829	-
Total stockholder's equity per the accompanying financial statements	$397,450	$517,847
Net Capital		
Net capital per the Focus Report	$356,996	$474,294
Adjustment for under accrual of expenses	(28,745)	-
Adjustment for over accrual of income taxes	9,829	-
Net capital calculated herein	$338,080	$474,294
Aggregate Indebtedness		
Amount per the Focus Report	$252,912	$120,200
Adjustment for under accrual of expenses	28,745	-
Adjustment for over accrual of income taxes	(9,829)	-
Amount reported herein	$271,828	$120,200

WOLF
& COMPANY, P.C.

Certified Public Accountants
and Business Consultants

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
CCBT Brokerage Direct, Inc.
Hyannis, Massachusetts

In planning and performing our audit of the financial statements and supplemental schedule of CCBT Brokerage Direct, Inc. for the year ended December 31, 2001, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

a member of
POLARIS™
INTERNATIONAL

One International Place • Boston, Massachusetts • 02110-2618 • Phone 617-439-9700 • Fax 617-439-0476
1500 Main Street • Suite 1908 • Springfield, Massachusetts • 01115 • Phone 413-747-9042 • Fax 413-739-5149

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that procedures may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the Commission's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.


Wolf & Company, P.C.

Boston, Massachusetts
January 30, 2002